Exhibit 99.1

Jianpu Technology Inc. Reports Second Six Months and Fiscal Year 2021 Unaudited Financial Results

Beijing, April 12, 2022 /PRNewswire/ -- Jianpu Technology Inc. (“Jianpu,” or the “Company”) (NYSE: JT), a leading independent open platform for discovery and recommendation of financial products in China, today announced its unaudited financial results for the six months and fiscal year ended December 31, 2021.

Second six months 2021 Operational and Financial Highlights:

•	The credit card volume and number of domestic loan applications for recommendation services respectively increased by 75.0% to approximately 2.1 million and 118.4% to approximately 8.3 million in the second six months of 2021. As a result, total revenues of recommendation services for the second six months of 2021 resumed growth, increasing by 71.4% to RMB320.3 million (US$50.3 million) from RMB186.9 million in the same period of 2020.
•	Revenues from big data and system-based risk management services decreased by 10.4% to RMB67.3 million (US$10.6 million) in the second six months of 2021 from RMB75.1 million in the same period of 2020. The number of paying customers decreased by 27.5% in the second six months of 2021, compared with the same period of 2020.
•	Revenues from advertising and marketing services and other services increased by 240.6% to RMB73.9 million (US$11.6 million) in the second six months of 2021 from RMB21.7 million in the same period of 2020. The increase was mainly attributable to the growth of insurance brokerage services and initiatives of other new businesses.
•	Net loss was RMB108.3 million (US$17.0 million) in the second six months of 2021, compared with RMB186.9 million in the second six months of 2020. Net loss margin was 23.5% in the second six months of 2021, compared with 65.9% in the same period of 2020.
•	Non-GAAP adjusted net loss[1] was RMB96.7 million (US$15.2 million) in the second six months of 2021, compared with Non-GAAP adjusted net loss of RMB215.1 million in the second six months of 2020. Non-GAAP adjusted net loss margin[1] was 21.0 % in the second six months of 2021, compared with 75.8% in the same period of 2020.

Fiscal year 2021 Operational and Financial Highlights:

•	The credit card volume and number of domestic loan applications for recommendation services respectively increased by 32.1% to approximately 3.7 million and 94.3% to approximately 13.6 million in the fiscal year of 2021. As a result, total revenues of recommendation services for the fiscal year of 2021 resumed growth, increasing by 42.2% to RMB575.2 million (US$90.3 million) from RMB404.4 million in the prior year.

1 Non-GAAP adjusted net loss represents net loss before share-based compensation expenses and impairment loss. There is no income tax impact of the Non-GAAP adjustment of share-based compensation expenses and impairment loss. See “Unaudited Reconciliations of GAAP and Non-GAAP Results” at the end of this press release for more details about Non-GAAP adjusted net loss. Non-GAAP adjusted net loss margin equals Non-GAAP adjusted net loss divided by total revenues.

•	Revenues from big data and system-based risk management services decreased by 9.6% to RMB130.4 million (US$20.5 million) in the fiscal year of 2021 from RMB144.2 million in the prior year. The number of paying customers decreased by 12.2% in the fiscal year of 2021, compared with the prior year.
•	Revenues from advertising and marketing services and other services increased by 167.2% to RMB99.4 million (US$15.6 million) in the fiscal year of 2021 from RMB37.2 million in the prior year. The increase was mainly attributable to the growth of insurance brokerage services and initiatives of other new businesses.
•	Net loss was RMB204.1 million (US$32.0 million) in the fiscal year of 2021, compared with RMB312.1 million in the prior year. Net loss margin was 25.4% in the fiscal year of 2021, compared with 53.3% in the prior year.
•	Non-GAAP adjusted net loss[1] was RMB186.7 million (US$29.3 million) in the fiscal year of 2021, compared with Non-GAAP adjusted net loss of RMB333.4 million in the prior year. Non-GAAP adjusted net loss margin[1] was 23.2% in the fiscal year of 2021, compared with 56.9% in the prior year.

Mr. David Ye, Co-founder, Chairman, and Chief Executive Officer of Jianpu, commented, “We are pleased to announce that we successfully turned our business around in 2021, with total revenue up 37.4% year-on-year. We managed this via a more diversified and balanced revenue structure. By leveraging our integrated marketing capabilities, we have improved our business efficiency, whilst also expanding our business into other Non-financial categories. We continued to expand our efforts in empowering financial institutions’ digital transformation, and now cooperate with 46 banks and have helped the issuance of over 23 million credit cards cumulatively. There were significant client wins for our big data and system-based risk management services, and our cost optimization initiatives drove margin improvements resulting in a narrowing of Non-GAAP adjusted net loss by 44%.

“These results were primarily driven by our experience navigating through turbulence, our readiness to make changes and adapt to a dynamic environment, and the effective execution of strategies and solid technological capabilities. As part of our vision of “Becoming everyone’s financial partner”, we are continuously innovating our technologies and exploring new growth drivers as we push forth our mission of empowering users and enabling the digital transformation of financial service providers to better serve them.”

Mr. Oscar Chen, Chief Financial Officer of Jianpu, said, “Our second-half and full year results reflect our continuous efforts in business development and optimization, as we continue to capitalize on the ongoing digitization of the financial industry. Despite the tightening macro environment and ongoing pandemic, our business made a turnaround with second-half total revenue up 62.7% year-on-year to RMB461.5 million and fiscal year 2021 revenue up 37.4% to RMB805.0 million. As we continue to make solid progress on our business optimization strategy, our Non-GAAP adjusted net loss continued to narrow. We are also pursuing new opportunities to further diversify our business through leveraging our existing foundation and technologies. The application of omnichannel marketing solutions towards other adjacent categories have delivered strong revenue growth. We believe the scalability and resilience of our business model, as well as our team’s capability to navigate through and adapt to the dynamic environment, will ultimately drive long-term value to our shareholders.”

1 Non-GAAP adjusted net loss represents net loss before share-based compensation expenses and impairment loss. There is no income tax impact of the Non-GAAP adjustment of share-based compensation expenses. See “Unaudited Reconciliations of GAAP and Non-GAAP Results” at the end of this press release for more details about Non-GAAP adjusted net loss. Non-GAAP adjusted net loss margin equals Non-GAAP adjusted net loss divided by total revenues.

Second six months 2021 Financial Results

Total revenues for the second six months of 2021 increased by 62.7% to RMB461.5 million (US$72.4 million) from RMB283.6 million in the same period of 2020.

Total revenues from recommendation services increased by 71.4% to RMB320.3 million (US$50.3 million) in the second six months of 2021 from RMB186.9 million in the same period of 2020.

Revenues from recommendation services for credit cards increased by 84.2% to RMB228.0 million (US$35.8 million) in the second six months of 2021 from RMB123.8 million in the same period of 2020. Credit card volume in the second six months of 2021 and 2020 were approximately 2.1 million and 1.2 million, respectively. The average fee per credit card increased to RMB109.9 (US$17.3) in the second six months of 2021 from RMB106.1 in the same period of 2020.

Revenues from recommendation services for loans increased by 46.4% to RMB92.4 million (US$14.5 million) in the second six months of 2021 from RMB63.1 million in the same period of 2020, primarily due to the increase in number of loan applications on our platform. The number of domestic loan applications on the Company’s platform was approximately 8.3 million in the second six months of 2021, representing an increase of approximately 118.4% from the same period of 2020. The average fee per domestic loan application decreased to RMB10.5 (US$1.6) in the second six months of 2021 from RMB12.7 in the same period of 2020. The recommendation revenue of loans generated from overseas markets accounted for 5.4% of total loan recommendation revenues in the second six months of 2021, less contribution than the same period of 2020. The global COVID-19 pandemic and the associated inability to travel globally has negatively impacted our overseas business.

Revenues from big data and system-based risk management services decreased by 10.4% to RMB67.3 million (US$10.6 million) in the second six months of 2021 from RMB75.1 million in the same period of 2020, primarily due to the decrease of the number of paying customers in the second six months of 2021.

Revenues from advertising and marketing services and other services increased by 240.6% to RMB73.9 million (US$11.6 million) in the second six months of 2021 from RMB21.7 million in the same period of 2020, primarily due to the growth of insurance brokerage services and initiatives of other new businesses.

Cost of promotion and acquisition2 increased by 72.5% to RMB334.9 million (US$52.5 million) in the second six months of 2021 from RMB194.2 million in the same period of 2020. The increase was in line with the growth of our revenue from recommendation services, advertising and marketing services and other services.

Cost of operation decreased by 11.4 % to RMB45.1 million (US$7.1 million) in the second six months of 2021 from RMB50.9 million in the same period of 2020. The decrease was primarily attributable to the decrease in depreciation expenses, payroll costs and bandwidth and server costs, partially offset by the increase in data acquisition costs.

Sales and marketing expenses increased by 9.0% to RMB68.8 million (US$10.8 million) in the second six months of 2021 from RMB63.1 million in the same period of 2020. The increase was primarily due to the increase in sales and marketing staff for new businesses.

Research and development expenses decreased by 21.2% to RMB62.4 million (US$9.8 million) in the second six months of 2021 from RMB79.2 million in the same period of 2020, primarily due to the continued cost optimization measures.

General and administrative expenses decreased by 0.4% to RMB72.2 million (US$11.3 million) in the second six months of 2021 from RMB72.5 million in the same period of 2020, primarily due to the decrease in professional fees and allowance for credit losses, partially offset by the increase in share-based compensation expenses and payroll expenses.

Others, net increased by 137.9% to RMB15.7 million (US$2.5 million) in the second six months of 2021 from RMB6.6 million in the same period of 2020. The increase was primarily from the realized investment gain of RMB11.1 million from the investment in Conflux Global, a decentralized applications blockchain solution provider.

Net loss was RMB108.3 million (US$17.0 million) in the second six months of 2021 compared with RMB186.9 million in the same period of 2020. Net loss margin was 23.5% in the second six months of 2021 compared with 65.9% in the same period of 2020.

Non-GAAP adjusted net loss, which excluded share-based compensation expenses and impairment loss from net loss, was RMB96.7 million (US$15.2 million) in the second six months of 2021, compared with RMB215.1 million in the same period of 2020.

2 In the second half year of 2021, in light of the business development, the Company added a financial statement line item named cost of promotion and acquisition and reclassified the previous line item of cost of revenue and sales and marketing expenses. Cost of promotion and acquisition primarily consists of expenditures relating to user traffic acquisition and rewards to business partners for promotion on social network and social media platform, which are reclassified from sales and marketing expenses, and marketing costs related to advertising and marketing services including commissions paid to individual insurance brokers, which are reclassified from cost of revenue. The cost of operation, cost of promotion and acquisition, and sales and marketing expenses for prior periods and the year of 2020 have also been retrospectively reclassified. Refer to Note 4 for more details.

Non-GAAP adjusted EBITDA3, which excluded share-based compensation expenses, impairment loss, depreciation and amortization, interest income and expenses, and income tax benefits from net loss, for the second six months of 2021 was a loss of RMB94.6 million (US$14.8 million), compared with a loss of RMB207.4 million in the same period of 2020.

Fiscal Year 2021 Financial Results

Total revenues for the fiscal year of 2021 increased by 37.4% to RMB805.0 million (US$126.3 million) from RMB585.8 million in the prior year.

Total revenues from recommendation services increased by 42.2% to RMB575.2 million (US$90.3 million) in the fiscal year of 2021 from RMB404.4 million in the prior year.

Revenues from recommendation services for credit cards increased by 38.4% to RMB407.8 million (US$64.0 million) in the fiscal year of 2021 from RMB294.6 million in the prior year. Credit card volume in the fiscal year of 2021 and 2020 were approximately 3.7 million and 2.8 million, respectively. The average fee per credit card increased to RMB109.8 (US$17.2) in the fiscal year of 2021 from RMB106.8 in the prior year.

Revenues from recommendation services for loans increased by 52.6% to RMB167.5 million (US$26.3 million) in the fiscal year of 2021 from RMB109.8 million in the prior year, primarily due to the increase in number of loan applications on our platform. The number of domestic loan applications on the Company’s platform was approximately 13.6 million in the fiscal year of 2021, representing an increase of approximately 94.3% from fiscal year 2020. The average fee per domestic loan application decreased to RMB11.4 (US$1.8) in the fiscal year of 2021 from RMB13.3 in the prior year. The recommendation revenue of loans generated from overseas markets was 7.6% of total loan recommendation revenues in the fiscal year of 2021, less contribution than prior year. The global COVID-19 pandemic and the associated inability to travel globally has negatively impacted our overseas business.

Revenues from big data and system-based risk management services decreased by 9.6% to RMB130.4 million (US$20.5 million) in the fiscal year of 2021 from RMB144.2 million in the prior year, primarily due to the decrease of the number of paying customers in the fiscal year of 2021.

Revenues from advertising and marketing services and other services increased by 167.2% to RMB99.4 million (US$15.6 million) in the fiscal year of 2021 from RMB37.2 million in the prior year, primarily due to the growth of insurance brokerage services and initiatives of other new businesses.

3 Non-GAAP adjusted EBITDA represents EBITDA before share-based compensation expenses and impairment loss. EBITDA represents net (loss)/income before interest income and expenses, and income tax benefits from net loss, depreciation and amortization. See “Unaudited Reconciliations of GAAP and Non-GAAP Results” for more details.

Cost of promotion and acquisition2 increased by 48.2% to RMB562.1 million (US$88.2 million) in the fiscal year of 2021 from RMB379.4 million in the prior year. The increase was primarily in line with the growth of our revenue from recommendation services, advertising and marketing services and other services.

Cost of operation decreased by 4.2% to RMB88.0 million (US$13.8 million) in the fiscal year of 2021 from RMB91.9 million in the prior year. The decrease was primarily attributable to the decrease in depreciation expenses, and bandwidth and server costs, partially offset by the increase in data acquisition costs.

Sales and marketing expenses increased by 11.6% to RMB143.5 million (US$22.5 million) in the fiscal year of 2021 from RMB128.6 million in the prior year. The increase was primarily due to the increase in sales and marketing staff for new businesses.

Research and development expenses decreased by 14.5% to RMB132.4 million (US$20.8 million) in the fiscal year of 2021 from RMB154.8 million in the prior year, primarily due to the continued cost optimization measures.

General and administrative expenses increased by 0.7% to RMB137.5 million (US$21.6 million) in the fiscal year of 2021 from RMB136.6 million in the prior year. The increase was primarily attributable to the increase in payroll expenses and share-based compensation expenses, partially offset by the decrease in professional fees and allowance for credit losses.

Others, net increased by 417.9% to RMB58.0 million (US$9.1 million) in the fiscal year of 2021 from RMB11.2 million in the prior year. The increase was primarily from the realized investment gain of RMB51.2 million from the investment in Conflux Global, a decentralized applications blockchain solution provider.

Net loss was RMB204.1 million (US$32.0 million) in the fiscal year of 2021 compared with RMB312.1 million in the prior year. Net loss margin was 25.4% in the fiscal year of 2021 compared with 53.3% in the prior year.

Non-GAAP adjusted net loss, which excluded share-based compensation expenses and impairment loss from net loss, was RMB186.7 million (US$29.3 million) in the fiscal year of 2021, compared with RMB333.4 million in the prior year.

 2 In the second half year of 2021, in light of the business development, the Company added a financial statement line item named cost of promotion and acquisition and reclassified the previous line item of cost of revenue and sales and marketing expenses. Cost of promotion and acquisition primarily consists of expenditures relating to user traffic acquisition and rewards to business partners for promotion on social network and social media platform, which are reclassified from sales and marketing expenses, and marketing costs related to advertising and marketing services including commissions paid to individual insurance brokers, which are reclassified from cost of revenue. The cost of operation, cost of promotion and acquisition, and sales and marketing expenses for prior periods and the year of 2020 have also been retrospectively reclassified. Refer to Note 4 for more details.

Non-GAAP adjusted EBITDA3, which excluded share-based compensation expenses, impairment loss, depreciation and amortization, interest income and expenses, and income tax benefits from net loss, for the fiscal year of 2021 was a loss of RMB179.2 million (US$28.1 million), compared with a loss of RMB315.8 million in the prior year.

As of December 31, 2021, the Company had cash and cash equivalents, time deposits, restricted cash and time deposits and short-term investment of RMB762.8 million (US$119.7 million), and working capital of approximately RMB424.9 million (US$66.7 million). Compared to as of December 31, 2020, cash and cash equivalents, restricted cash, time deposits and investment and short-term investment decreased by RMB233.2 million (US$36.6 million), which was attributable to net cash used in operating activities.

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on April 12, 2022 (8:00 PM Beijing/Hong Kong Time on April 12, 2022).

Dial-in details for the earnings conference call are as follows:

United States (toll free):	1-888-346-8982
International:	1-412-902-4272
Hong Kong, China (toll free):	800-905-945
Hong Kong, China:	852-3018-4992
Mainland China:	400-120-1203

Participants should dial-in at least 5 minutes before the scheduled start time and ask to be connected to the call for “Jianpu Technology Inc.”

Additionally, a live and archived webcast of the conference call will be available on the Company's investor relations website at http://ir.jianpu.ai.

A replay of the conference call will be accessible approximately one hour after the conclusion of the live call until April 19, 2022, by dialing the following telephone numbers:

United States (toll free):	1-877-344-7529
International:	1-412-317-0088
Replay Access Code:	4921177

About Jianpu Technology Inc.

Jianpu Technology Inc. is a leading independent open platform for discovery and recommendation of financial products in China. The company connects users with financial service providers in a convenient, efficient, and secure way. By leveraging its proprietary technology, Jianpu provides users with customized search results and recommendations tailored to each user's particular financial needs and profile. The Company also enables financial service providers with sales and marketing solutions to reach and serve their target customers more effectively through integrated channels and enhance their competitiveness by providing them with tailored data, risk management services and solutions. The Company is committed to maintaining an independent open platform, which allows it to serve the needs of users and financial service providers impartially. For more information, please visit http://ir.jianpu.ai.

3 Non-GAAP adjusted EBITDA represents EBITDA before share-based compensation expenses and impairment loss. EBITDA represents net (loss)/income before interest income and expenses, and income tax benefits from net loss, depreciation and amortization. See “Unaudited Reconciliations of GAAP and Non-GAAP Results” for more details.

Use of Non-GAAP Financial Measures

The Company uses adjusted EBITDA and adjusted net (loss)/income, each a Non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes.

The Company believes that adjusted EBITDA and adjusted net (loss)/income help identify underlying trends in our business that could otherwise be distorted by the effect of the expenses and gains that the Company include in (loss)/income from operations and net (loss)/income. The Company believes that adjusted EBITDA and adjusted net (loss)/income provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

Adjusted EBITDA and adjusted net (loss)/income should not be considered in isolation or construed as alternatives to net (loss)/income or any other measure of performance or as indicators of our operating performance. Investors are encouraged to review the historical Non-GAAP financial measures to the most directly comparable GAAP measures. Adjusted EBITDA and adjusted net (loss)/income presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

Adjusted EBITDA represents EBITDA before share-based compensation expenses and impairment loss. EBITDA represents net (loss)/income before interest, tax, depreciation and amortization.

Adjusted net (loss)/income represents net (loss)/income before share-based compensation expenses and impairment loss.

For more information on this Non-GAAP financial measure, please see the table captioned "Unaudited Reconciliations of GAAP and Non-GAAP results" set forth at the end of this press release.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the Company’s expectations regarding demand for, and market acceptance of, its solutions and services; the Company’s expectations regarding keeping and strengthening its relationships with users, financial service providers and other parties it collaborates with; trends, competition and regulatory policies relating to the industries the Company operates in; general economic and business conditions globally and in China; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Jianpu Technology Inc.

(IR)Oscar Chen, E-mail: IR@rong360.com

(PR)Amanda Hu, E-mail: Media@rong360.com

Tel: +86 (10) 6242 7068

Christensen Advisory

Suri Cheng, E-mail: scheng@christensenir.com

Tel: +86 185 0060 8364

Anthony Cheong, E-mail: acheong@christensenir.com

Tel: +852 2232 3922

In US:

Christensen Advisory

Linda Bergkamp, E-mail: lbergkamp@christensenir.com

Tel: +1 480 353 6648

Jianpu Technology Inc.

Unaudited Condensed Consolidated Balance Sheets

	As of December 31,
	2020	2021	2021
(In thousands except for number of shares and per share data)	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	549,979	444,933	69,820
Time deposits	-	10,000	1,569
Restricted cash, time deposits and investment	391,425	234,601	36,814
Short-term investment	20,000	35,950	5,642
Accounts receivable, net (including amounts billed through related party of nil and RMB4,359 as of December 31,2020 and December 31,2021, respectively)	240,124	175,165	27,487
Amount due from related parties	872	140	22
Prepayments and other current assets	66,295	53,466	8,390
Total current assets	1,268,695	954,255	149,744
Non-current assets:		-	-
Property and equipment, net	18,114	12,617	1,980
Intangible assets, net	25,172	21,675	3,401
Goodwill	10,236	10,236	1,606
Restricted cash and time deposits	34,581	37,266	5,848
Other non-current assets	46,936	33,873	5,315
Total non-current assets	135,039	115,667	18,150
Total assets	1,403,734	1,069,922	167,894

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	158,477	181,853	28,537
Accounts payable (including amounts billed through related party of nil and RMB2,384 as of December 31,2020 and December 31,2021, respectively)	185,904	103,782	16,286
Advances from customers	54,275	47,221	7,410
Tax payable	24,059	14,670	2,302
Amount due to related parties	9,495	29,270	4,593
Accrued expenses and other current liabilities	220,866	152,521	23,934
Total current liabilities	653,076	529,317	83,062
Non-current liabilities:
Deferred tax liabilities	5,146	4,549	714
Other non-current liabilities	19,874	13,604	2,135
Total non-current liabilities	25,020	18,153	2,849
Total liabilities	678,096	547,470	85,911
Mezzanine equity:
Redeemable noncontrolling interest	1,455	1,689	265
Shareholders’ equity:
Ordinary shares	286	286	45
Treasury stock, at cost	(88,855)	(88,130)	(13,830)
Additional paid-in capital	1,885,951	1,902,587	298,557
Accumulated losses	(1,099,934)	(1,299,846)	(203,974)
Statutory reserves	1,900	2,027	318
Accumulated other comprehensive income/(loss)	1,002	(15,419)	(2,420)
Total Jianpu’s shareholders’ equity	700,350	501,505	78,696
Noncontrolling interests	23,833	19,258	3,022
Total shareholders’ equity	724,183	520,763	81,718
Total liabilities, mezzanine equity and shareholders’ equity	1,403,734	1,069,922	167,894

Confidential

Jianpu Technology Inc.

Unaudited Interim Condensed Consolidated Statements of Comprehensive Loss

	For the Six Months Ended December 31,			For the Year Ended December 31,
	2020	2021	2021	2020	2021	2021
(In thousands except for number of shares and per share data)	RMB	RMB	US$	RMB	RMB	US$
Revenues:
Recommendation services:
Loans [a]	63,146	92,389	14,498	109,814	167,483	26,282
Credit cards	123,754	227,955	35,771	294,567	407,759	63,986
Total recommendation services	186,900	320,344	50,269	404,381	575,242	90,268
Big data and system-based risk management services [b]	75,067	67,302	10,561	144,227	130,408	20,464
Advertising, marketing and other services [b]	21,651	73,856	11,590	37,154	99,397	15,598
Total revenues	283,618	461,502	72,420	585,762	805,047	126,330
Costs and expenses:
Cost of promotion and acquisition[4]	(194,227)	(334,854)	(52,546)	(379,380)	(562,081)	(88,203)
Cost of operation [c] 4	(50,872)	(45,076)	(7,073)	(91,910)	(88,049)	(13,817)
Total cost of services	(245,099)	(379,930)	(59,619)	(471,290)	(650,130)	(102,020)
Sales and marketing expenses[d] 4	(63,086)	(68,821)	(10,800)	(128,600)	(143,460)	(22,512)
Research and development expenses[d]	(79,210)	(62,367)	(9,787)	(154,775)	(132,427)	(20,781)
General and administrative expenses	(72,455)	(72,200)	(11,330)	(136,581)	(137,533)	(21,582)
Impairment loss	(16,893)	-	-	(16,893)	-	-
Loss from operations	(193,125)	(121,816)	(19,116)	(322,377)	(258,503)	(40,565)
Net interest expenses	(1,438)	(2,422)	(380)	(2,290)	(4,193)	(658)
Others, net	6,557	15,697	2,463	11,238	58,020	9,105
Loss before income tax	(188,006)	(108,541)	(17,033)	(313,429)	(204,676)	(32,118)
Income tax benefits	1,081	287	45	1,283	582	91
Net loss	(186,925)	(108,254)	(16,988)	(312,146)	(204,094)	(32,027)
Less: net loss attributable to noncontrolling interests	(5,402)	(2,475)	(388)	(7,999)	(4,309)	(676)
Net loss attributable to Jianpu’s shareholders	(181,523)	(105,779)	(16,600)	(304,147)	(199,785)	(31,351)

Other comprehensive loss, net
Foreign currency translation adjustments	(63,832)	(8,888)	(1,395)	(52,185)	(16,453)	(2,582)
Total other comprehensive loss	(63,832)	(8,888)	(1,395)	(52,185)	(16,453)	(2,582)
Total comprehensive loss	(250,757)	(117,142)	(18,383)	(364,331)	(220,547)	(34,609)
Less: total comprehensive income loss attributable to noncontrolling interests	(6,205)	(2,588)	(406)	(8,878)	(4,341)	(681)
Total comprehensive loss attributable to Jianpu’s shareholders	(244,552)	(114,554)	(17,977)	(355,453)	(216,206)	(33,928)

Net loss per share attributable to Jianpu’s shareholders
Basic	(0.43)	(0.25)	(0.04)	(0.72)	(0.47)	(0.07)
Diluted	(0.43)	(0.25)	(0.04)	(0.72)	(0.47)	(0.07)
Net loss per ADS attributable to Jianpu’s shareholders
Basic	(8.58)	(4.99)	(0.78)	(14.38)	(9.43)	(1.48)
Diluted	(8.58)	(4.99)	(0.78)	(14.38)	(9.43)	(1.48)
Weighted average number of shares
Basic	423,096,353	423,661,496	423,661,496	423,096,353	423,661,496	423,661,496
Diluted	423,096,353	423,661,496	423,661,496	423,096,353	423,661,496	423,661,496

[a] Including revenues from related party of RMB4,177 and RMB218 for the six months ended December 31, 2020 and 2021, respectively. RMB4,757 and RMB488 for the year ended December 31, 2020 and 2021, respectively.

[b] Including revenues from related party of RMB1,910 and RMB1,839 for the six months ended December 31, 2020 and 2021, respectively. RMB3,626 and RMB4,282 for the year ended December 31, 2020 and 2021, respectively.

[c] Including cost of operation from related party of nil and RMB511 for the six months ended December 31, 2020 and 2021, respectively. RMB2,102 and RMB883 for the year ended December 31, 2020 and 2021, respectively.

[d] Including expenses from related party of RMB1,686 and RMB796 for the six months ended December 31, 2020 and 2021, respectively. RMB1,686 and RMB809 for the year ended December 31, 2020 and 2021, respectively.

4 In the second half year of 2021, in light of the business development, the Company added a financial statement line item named cost of promotion and acquisition and reclassified the previous line item of cost of revenue and sales and marketing expenses. Cost of promotion and acquisition primarily consists of expenditures relating to user traffic acquisition and rewards to business partners for promotion on social network and social media platform, which are reclassified from sales and marketing expenses, and marketing costs related to advertising and marketing services including commissions paid to individual insurance brokers, which are reclassified from cost of revenue. Cost of operation, post the reclassification, consists primarily of costs associated with maintenance of the platform including data acquisition costs, bandwidth and server hosting costs, call center outsourcing costs, online payment processing fees, depreciation, payroll and other related costs of operations. Sales and marketing expenses, post the reclassification, consist primarily of marketing expenses relating to marketing activities, payroll costs and related expenses for employees involved in sales and marketing activities, and expenses for the portion of call center operations that the Group outsources. The cost of operation, cost of promotion and acquisition, and sales and marketing expenses for prior periods and the year of 2020 have also been retrospectively reclassified. The amount reclassified from sales and marketing expenses to cost of promotion and acquisition are RMB177.4 million for the first six months of 2021, RMB170.1 million for the first six months of 2020 and RMB353.1 million for 2020. The amount reclassified from cost of revenue to cost of promotion and acquisition are RMB49.8 million for the first six months of 2021, RMB15.1 million for the first six months of 2020 and RMB26.3 million for 2020.

Confidential

Jianpu Technology Inc.

Unaudited Reconciliations of GAAP and Non-GAAP Results

	For the Six Months Ended December 31,			For the Year Ended December 31,
	2020	2021	2021	2020	2021	2021
In thousands except for number of shares and per share data)	RMB	RMB	US$	RMB	RMB	US$
Net loss	(186,925)	(108,254)	(16,988)	(312,146)	(204,094)	(32,027)
Add: Share-based compensation expenses	(11,238)	11,523	1,809	(4,329)	17,357	2,724
Impairment loss	(16,893)	-	-	(16,893)	-	-
Non-GAAP adjusted net loss	(215,056)	(96,731)	(15,179)	(333,368)	(186,737)	(29,303)
Add: Depreciation and amortization	8,043	4,271	670	18,531	11,112	1,744
Net interest expenses	(1,438)	(2,422)	(380)	(2,290)	(4,193)	(658)
Income tax benefits	1,081	287	45	1,283	582	91
Non-GAAP adjusted EBITDA	(207,370)	(94,595)	(14,844)	(315,844)	(179,236)	(28,126)